SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934



                               Noble Roman's, Inc.
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                                (Name of Issuer)



                                  Common Stock
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                         (Title of Class of Securities)



                                    655107100
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                                 (CUSIP Number)


                               Mark A. Weiss, Esq.
                       Keating, Muething & Klekamp, P.L.L.
                       One East Fourth Street, 14th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6599
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 31, 1998
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 655107100                     13D                   Page 2 of 5 Pages
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 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Provident Financial Group, Inc.
           31-0982792
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 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                      (b)  [ ]

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 3      SEC USE ONLY

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 4      SOURCE OF FUNDS*

           See Item 3
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 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [ ]

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 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Ohio Corporation
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                        7      SOLE VOTING POWER

       NUMBER OF               3,721,066 - See Item 4
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8      SHARED VOTING POWER
       OWNED BY
         EACH                  -0-
       REPORTING        --------------------------------------------------------
      PERSON WITH       9      SOLE DISPOSITIVE POWER

                               3,721,066 - See Item 4
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               -0-
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,721,066 - See Item 4
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              44.5% - See Item 4
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14      TYPE OF REPORTING PERSON*

           CO, HC
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 to Schedule 13D is being filed to amend Items 3 through 6.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS.

     The transaction wherein Provident Financial Group, Inc. ("Provident Financial"), through its wholly-owned subsidiary, The Provident Bank (the "Bank"), acquired beneficial ownership of the common stock ("Common Stock") of Noble Roman's, Inc. (the "Company") described herein required no funds. See Item 4.

ITEM 4.        PURPOSE OF TRANSACTION.

     Effective as of December 31, 1998, the Bank exchanged $1.6 million principal amount of debt of the Company and approximately $242,000 in accrued but unpaid interest under the debt for 921,066 shares of Common Stock. The number of shares of Common Stock received by the Bank was derived by using a price of $2.00 per share of Common Stock. The Bank has received certain registration rights in connection with these shares.

     Under applicable Ohio law, the Bank may own the outstanding Common Stock through December 31, 2003. Therefore, prior to such date, the Bank must dispose of its shares of Common Stock or request an extension of the holding period.

     As reported in the original Schedule 13D, as partial consideration for the Bank's obligations under an Amended and Restated Credit Agreement dated as of November 19, 1997 by and among the Company, as borrower, the Bank, as agent, and the various lenders described therein, the Bank received a warrant (the "Warrant") to purchase 2,800,000 shares of Common Stock for a price of $.01 per share. The Warrant may be exercised at any time, or from time to time, in whole or in part. The Bank received certain registration rights in connection with the Common Stock obtainable upon exercise of the Warrant.

     If the Warrant were exercised in full, the Bank would own 3,721,066 shares, or 44.5%, of the outstanding Common Stock.

     Provident Financial intends to monitor the market for the Company's securities and may sell some or all of the securities from time to time, depending on conditions. Such sale could be in one or more public or private transactions.

     Except as set forth above, neither Provident Financial nor any of its subsidiaries has any plans or proposals which relate to or would result in any of the following events:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF ISSUER.

     (a)-(b) See Item 4.


     (c) Except as reported herein, neither Provident Financial nor any of its subsidiaries have effected any transactions in equity securities of the Company during the past sixty days.

     (d) None

     (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as listed above, neither Provident Financial nor any of its subsidiaries is party to any agreement with respect to any securities of the Company, including agreements with respect to the transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

                                          PROVIDENT FINANCIAL GROUP, INC.



Dated:  February 22, 1999                 BY: /s/Philip R. Myers
                                             -----------------------------
                                                 Philip R. Myers
                                                 Executive Vice President